MANAGEMENT’S DISCUSSION AND ANALYSIS

March 10, 2010

The following is MDS Inc.’s (MDS or the Company) Management’s Discussion and Analysis (MD&A) of the results of operations for the three months ended January 31, 2010 and its financial position as of January 31, 2010. This MD&A should be read in conjunction with the unaudited quarterly consolidated financial statements and related note disclosures. Readers are also referred to the Company’s fiscal 2009 financial reports, which includes the Annual Report, audited annual consolidated financial statements, MD&A, Form 40-F, and Annual Information Form (AIF). Each of these documents is available as applicable on MDS’s website at www.mdsinc.com or at www.sedar.com and www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of MDS’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current interim period with those of the preceding fiscal year. We also provide analysis and commentary that we believe is required to assess the Company’s future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects.  Readers are cautioned that actual events and results will vary.

Amounts are in millions of United States (U.S.) dollars, except per share amounts and where otherwise noted.

Caution regarding forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. This document contains forward-looking statements, the strategy of the continuing businesses, the completion of the sale of MDS Analytical Technologies and MDS Pharma Services Early Stage operations, details of the proposed substantial issuer bid, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: management of operational risks; the strength of the global economy, in particular the economies of Canada, the U.S., the European Union, Asia, and the other countries in which we conduct business; the stability of global equity markets; obligations retained and projected adjustments thereto and their success as ongoing businesses, or at all; the fact that our operations will be substantially reduced as a result of the sale of MDS Analytical Technologies and MDS Pharma Services Early Stage operations; assets and liabilities that we will retain from the businesses sold; obligations retained and projected adjustments thereto and their success as ongoing businesses, or at all; successful implementation of structural changes, including restructuring plans; our ability to complete other strategic transactions and to execute them successfully; our ability to negotiate future credit agreements which may or may not be on terms favourable to us; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes including the return to service of the National Research Universal reactor owned and operated by Atomic Energy of Canada Limited; the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the Euro; changes in interest rates in Canada, the U.S., and elsewhere; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; our ability to manage our research and development; the impact of changes in laws, trade policies and regulations, and enforcement thereof; regulatory actions; judicial judgments and legal proceedings; our ability to maintain adequate insurance; our ability to successfully realign our organization, resources and processes; our ability to retain key personnel; our ability to have continued and uninterrupted performance of our information technology systems; our ability to compete effectively; the risk of environmental liabilities; our ability to maintain effectiveness of our clinical trials; new accounting standards that impact the policies we use to report our financial condition and results of operations; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from third-party special interest groups; our ability to negotiate and maintain collective-bargaining agreements for certain of our employees; natural disasters; public-health emergencies and pandemics; international conflicts and other developments including those relating to terrorism; other risk factors described in section 3.10 of our AIF; and our success in anticipating and managing these risks.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

Our business
MDS is a global health science company that provides market-leading products and services used for the prevention, diagnosis and treatment of disease. The Company’s operations consist of its MDS Nordion business (medical imaging and radiotherapeutics, and sterilization technologies) as well as certain other corporate functions, which are reported as Corporate and Other.

Key events of the first quarter of fiscal 2010
During the first quarter of fiscal 2010, MDS continued its strategic repositioning initiatives, which culminated in the following key events:
•	MDS completed the sale of MDS Analytical Technologies to Danaher Corporation for $641 million in cash, after estimated adjustments.
•
MDS signed agreements to sell MDS Pharma Services Early Stage (Early Stage) for $45 million, including a $25 million note and 15% minority interest in one of the acquiring entities and completed the sale on March 5, 2010.

•      MDS notified its note holders of its intent to fully redeem its outstanding senior unsecured notes three days following the sale of MDS
Analytical Technologies and repaid $223 million on February 3, 2010.
•      MDS cancelled its C$500 million revolving credit facility, which had no outstanding or undrawn amounts.
•      MDS initiated a substantial issuer bid to repurchase for cancellation up to $450 million of its outstanding Common shares.

The completion of the aforementioned sale of Early Stage marks the end of our strategic repositioning, including the disbanding of the Company’s Special Committee, and enables MDS to move forward with a focus on MDS Nordion, which has leadership positions in medical imaging and radiotherapeutics, and sterilization technologies. On March 11, 2010, at MDS’s Annual and Special Meeting of Shareholders, a special resolution changing the Company’s name to Nordion Inc. was approved.

Sale of MDS Analytical Technologies
On January 29, 2010, we completed the sale of MDS Analytical Technologies to Danaher Corporation, which included the Company’s 50% interest in its two joint ventures, Applied Biosystems MDS Analytical Technologies Instruments and PerkinElmer Sciex Instruments for total consideration of $650 million. The sale was structured as a stock and asset purchase transaction. We received cash of $641 million, which included a $9 million reduction related to preliminary closing adjustments for net working capital, cash and indebtedness amounts. We also recorded a further reduction in net proceeds of $15 million, transaction costs of $23 million and the forgiveness of debt of $4 million. We expect the final net proceeds will be approximately equal to the carrying value of net assets sold based on our current best estimates, which is lower than our estimate disclosed in the fourth quarter of fiscal 2009 of a $10 million to $20 million gain due to a change in estimates for post closing adjustments and tax provision amounts along with additional capital expenditures and transaction costs incurred to the date of close. We expect to finalize the gain (loss) on the sale during fiscal 2010 for post-closing adjustments. As part of the sale of MDS Analytical Technologies, our joint venture partnership with Applied Biosystems was dissolved. A disagreement has arisen between the former partners (MDS and Life Technologies Corporation) as to the appropriate treatment of certain inventory sold by the partnership to Applied Biosystems prior to the closing. The overall financial impact to MDS could be approximately $10 million. As of January 31, 2010, we assessed the disagreement and have not accrued any provision related to this disagreement as we believe the Company has a strong position.

As part of the sale of MDS Analytical Technologies, we signed Transition Services Agreements (TSAs) to provide certain post closing transition services for a period of six months from the closing date, with an option for the buyers to extend the services for an additional six months. We expect to receive approximately $3 million in cash related to the TSAs during fiscal 2010.

Sale of Early Stage
On February 9, 2010, we announced that we had signed agreements with Ricerca Biosciences, LLC (Ricerca) and Sequence Pharma Services, Inc. (Sequence), which agreements were interdependent and cross conditional on each other, to divest of Early Stage for $45 million including $20 million in cash, which was reduced to $13 million of net cash proceeds based on preliminary working capital adjustments of $14 million, cash of $8 million, and indebtedness of $1 million. Under the terms of the agreements, we agreed to divest our Discovery and Pre-Clinical operations in Bothell, Washington; Lyon, France; and Taipei, Taiwan, to Ricerca. Our Early Stage Development operations, which consist of Phase I clinics and bioanalytical labs and our Development and Regulatory Services consultancy, were sold to Sequence. On March 5, 2010, we completed the sale of Early Stage.

In addition to the cash received, we also received approximately 15% of the total common stock of Sequence assuming the conversion of all the outstanding preferred stock and issuance and exercise of permitted stock options. We also received a note with a principal amount of $25 million (the Note) issued by Sequence, which has a five-year term and bears interest at 4%. The outstanding preferred stock of Sequence are voting, all owned by third parties, convertible into common stock on a 1:1 basis, subject to certain adjustments, and as equity is subordinated to MDS’s Note. Our ability to transfer our Sequence equity and the Note is subject to the consent of Sequence, which is controlled by third-party investors that collectively hold a majority of the outstanding Sequence equity. These third-party investors also have majority representation on the Board of Directors of Sequence.

Pursuant to applicable U.S. accounting rules, a business entity may be subject to consolidation if it is determined to be a variable interest entity (VIE) and if the reporting entity is the primary beneficiary. We have determined that Sequence is a VIE but that we are not the primary beneficiary and therefore, consolidation is not required. We will continue to assess any reconsideration events and monitor the status of our relationship with Sequence.

The fair value of our equity investment in Sequence and the Note is currently estimated to be approximately $13 million in the aggregate. The fair value of the Note is based on discounted cash flows using market rates for secured debt and cost of equity of comparable companies adjusted for risk. The fair value of the Sequence shares received is based on an estimate of the fair value of the business sold using estimated proceeds on sale and discounted future cash flows. Our maximum exposure to loss is limited to our carrying value of the Note and equity investment in Sequence.

The divestiture of Early Stage will result in the closure of the Early Stage development facility in Montreal, Canada. The decommissioning, through which approximately 225 jobs will be eliminated, will take place in stages over the next 12 months and is expected to be completed by the end of February 2011. In addition, the sale does not include MDS Pharma Services headquarters in King of Prussia, Pennsylvania. While MDS expects the majority of our Early Stage employees to move to Ricerca or Sequence, we anticipate approximately 50 people not to be transferring to the buyers. Operating costs during the wind-down period are currently anticipated to be in the range of $7 million to $12 million and represent less than 10% of the cash outflows of the disposed business. Other assets related to the Early Stage business that are retained by MDS include certain divisional assets and a building in Phoenix, Arizona that is being marketed for sale separate from the divestiture of Early Stage and is included in “Assets of Discontinued Operations” on the consolidated statements of financial position. We recorded in the first quarter of fiscal 2010 an impairment charge of $12 million related to these long-lived assets.

Following the sale, we have retained certain liabilities and obligations related to the Early Stage business, including litigation claims and other costs associated with the U.S. FDA’s review of the Company’s bioanalytical operations in Montreal, Canada. We have also retained certain contingent liabilities in Montreal, Canada which include liabilities related to the employees in the U.S., a defined benefit pension plan for U.S. employees, and lease obligations for the Montreal facility and two office locations in King of Prussia and Bothell, Washington. The cost of employee severance is estimated to be approximately $16 million and the retained pension obligation is approximately $5 million. The cost of future lease payments offset by expected sublease revenue, where applicable, is estimated at $11 million. Under certain circumstances, we may be required to assume additional liabilities that could result in future cash payments.

In the first quarter of fiscal 2010, we revised the estimated fair value of Early Stage based on the terms and conditions of the agreements signed on February 9, 2010 and completed on March 5, 2010. Due to continued deterioration of market conditions, the declining Early Stage customer base and the developments in negotiations with interested parties, we recorded an additional estimated after-tax loss on sale of $50 million. This estimated loss on sale includes employee severance and transaction costs of $23 million and the recognition of an unrealized foreign currency translation gain of $43 million. The total after-tax loss on sale of Early Stage is estimated to be $63 million. While management believes that the estimated loss as of January 31, 2010 is its then best estimate and that its valuation methods are reasonable, the ultimate amount of this estimated loss may vary as purchase price adjustments are finalized. We expect to finalize the loss on sale during fiscal 2010.

As part of the sale of Early Stage, we signed TSA to provide certain post closing transition services to the buyers for a period of six months. The TSA with Sequence allows for Sequence to pay for the first three months of services received under the TSA, in an amount up to $2 million, by increasing the principal amount of the Note.

Redemption of the senior unsecured notes and cancellation of the revolving credit facility
In December 2009, we repaid $23 million of the senior unsecured notes that had matured. On January 26, 2010, pursuant to our agreement with the holders of senior unsecured notes, we notified our intention to fully redeem the outstanding senior unsecured notes three days following the completion of the sale of MDS Analytical Technologies. As a result, as of January 31, 2010, the senior unsecured notes have been classified as current portion of the long-term debt. In addition, we were required to pay a tax deductible make-whole amount of $23 million, which has been recorded in discontinued operations in the first quarter of fiscal 2010. On February 3, 2010, we paid in full the senior unsecured notes at a cost of $223 million, which included the principal amount of $199 million, accrued interest of $1 million and the make-whole amount of $23 million.

On January 29, 2010, we cancelled the C$500 million (US$468 million) revolving credit facility, which was undrawn and had no amounts outstanding. With the termination of the revolving credit facility, we provided $20 million of cash collateral for outstanding letters of credit. The cash collateral of $20 million is included in restricted cash, as we do not have access to use these funds for our operations.

Medical isotope supply disruption
During the first quarter of fiscal 2010, the Company has been unable to secure the medical isotope molybdenum-99 (Mo99) from its primary supplier, the Atomic Energy of Canada Limited (AECL) due to the ongoing shutdown of the National Research Universal (NRU) caused by a heavy water leak in the reactor vessel and has not been able to secure an alternative source. AECL has been providing a weekly update on the status of the NRU reactor repairs. On March 10, 2010, AECL announced that due to the complexity of the repair process, the NRU is now being targeted to return to service during the second half of May 2010 and that there is a material risk that this schedule will be adjusted. As such, it is possible that the NRU reactor will be out of service for a period longer than currently announced by AECL. NRU reactor supplied isotopes have historically contributed approximately $4 million per month of operating income.

While short-term alternative supply is not available, MDS continues to seek to secure long-term supply. MDS continues to focus on the arbitration proceedings with AECL to compel AECL to complete the MAPLE Facilities, which is discussed in the “Litigation” section of this MD&A. MDS also continues to explore alternate long-term supply options, which are unlikely to generate meaningful supply alternatives for at least five years, if at all. In relation to long-term supply, MDS Nordion has an agreement with TRIUMF, Canada’s national laboratory for particle and nuclear physics, to study the preliminary stage of feasibility of producing a viable and reliable supply of photo fission-based Mo99. During fiscal 2009, we announced an agreement with the Karpov Institute of Physical Chemistry in Moscow, Russia, to study the feasibility of the Karpov Institute providing a viable and reliable reactor based supply of Mo99. We have concluded our assessment of the Karpov Institute and we will no longer continue to pursue this source as a long-term alternative of Mo99. While we continue to actively identify and pursue additional alternatives to secure long-term isotope supply, it is uncertain as to whether, and/or when, any of these alternate sources of supply, which are all in feasibility assessment, will become commercially viable.

Corporate restructuring charges
As a result of our strategic repositioning activities, which resulted in the completion of the sale of MDS Analytical Technologies and Early Stage and previously completed sales in fiscal 2009 of MDS Pharma Services Phase II-IV and Central Labs businesses, a pre-tax restructuring charge of $33 million was recorded in the first quarter of fiscal 2010. The charge was primarily for $30 million of workforce reductions including $19 million of severance, $8 million of additional stock-based compensation awards for stock option, performance share units (PSUs) and restricted share units (RSUs), and $3 million of transaction incentive payments payable to certain executive and other senior officers of the Company triggered by the sale of MDS Analytical Technologies. The remaining charge of $3 million was for future rent payments net of estimated sublease revenue related to our corporate office space in Toronto, Canada that we expects to substantially vacate in the third quarter of fiscal 2010.

With the sale of Early Stage completed on March 5, 2010, we have completed our strategic reposition and our focus is now on MDS Nordion and building the business, including the establishment of our new corporate office in Ottawa, Canada and wind-down of our current corporate office in Toronto, Canada. Additional restructuring charges are expected to be incurred as discussed later in the “Outlook” section of this MD&A.

Distribution to shareholders pursuant to a substantial issuer bid
On February 19, 2010, we announced our intention to make a Substantial Issuer Bid (the Offer), pursuant to which MDS will offer to repurchase for cancellation up to between 40% and 46% of its outstanding Common shares for an aggregate purchase price of up to $450 million. The Offer will proceed by way of a “modified Dutch auction”, pursuant to which MDS shareholders may deposit all or a portion of their Common shares (i) at a price of not less than $8.10 and not more than $9.30, in increments of $0.05 per share; or (ii) without specifying a purchase price, in which case their Common shares will be purchased at the purchase price determined in accordance with the Offer. When the Offer expires, MDS will select the lowest price within the range of prices specified above (the purchase price) enabling the Company to purchase up to $450 million of Common shares. Shareholders will receive the purchase price in cash for Common shares deposited at prices equal to or less than the purchase price, subject to proration in the event that the aggregate cost to purchase all of the Common shares deposited at or less than the purchase price exceeds $450 million.  All Common shares purchased by the Company will be purchased at the same price. All Common shares deposited at prices higher than the purchase price will be returned to shareholders. The Offer will expire on March 29, 2010, unless withdrawn or extended by the Company.

Continuing operations
Financial highlights
	Three months ended January 31
	2010	2009
Revenues from continuing operations	$46	$66
(Loss) income from continuing operations	$(43)	$3
Basic (loss) earnings per share from continuing operations	$(0.36)	$0.03
Total assets of continuing operations	$1,325	$574

Continuing operations consist of MDS Nordion, as well as certain corporate functions, which we report as Corporate and Other. Included in Corporate and Other are finance, information technology and systems, real estate, human resources, and certain assets and liabilities expected to be retained by MDS upon the completion of the strategic repositioning. Certain corporate employees provide services to all of MDS, including MDS Analytical Technologies and Early Stage, which are reported in discontinued operations, however, the full cost of these employees is reflected in continuing operations for all reported periods. Interest expense related to the senior unsecured notes is reported in discontinued operations for all periods presented herein.

Revenues from continuing operations
Revenues from continuing operations in the first quarter of fiscal 2010 of $46 million were $20 million lower compared to the comparative quarter in fiscal 2009. The decrease was primarily due to lower volumes from medical imaging driven by the unexpected and prolonged shutdown of AECL’s NRU reactor, partially offset by the positive impact of foreign exchange and increased pricing and growth in revenues for cobalt and certain radiotherapeutic products. Excluding the impact of foreign exchange, revenues in the first quarter of fiscal 2010 were down 35% compared to the same quarter last year.

(Loss) income from continuing operations
Loss from continuing operations in the first quarter of fiscal 2010 of $43 million was significantly lower than the $3 million income in the same quarter last year. This variance primarily resulted from lower revenues of $20 million driven by the NRU reactor shutdown, an after-tax corporate restructuring charge of $23 million, a foreign exchange loss on the revaluation of certain assets and liabilities of $3 million and lower interest income. This decline in income was partially offset by a $2 million pre-tax gain on the change in the fair value of embedded derivatives compared with a $5 million pre-tax loss in the first quarter of 2009, and lower compensation costs from a smaller workforce as the wind down of the current corporate office in Toronto, Canada.

Tax expense for the first quarter of 2010 was $nil on a $43 million loss from continuing operations.  At our statutory tax rate of 30%, we expected an income tax recovery this quarter of $13 million.  However, the sale of MDS Analytical Technologies necessitated an $18 million increase to valuation allowances for deferred tax assets this quarter, which we charged against our first quarter tax expense.  We also reduced the liability for uncertain tax positions from $46 million to $35 million during the quarter, of which $8 million was charged as a reduction to first quarter tax expense.

Depreciation and amortization expense in the first quarter of fiscal 2010 of $7 million was $2 million higher than the comparative quarter of fiscal 2009. The increase was due to assets acquired for the production of certain radiotherapeutic products and additional amortization of leasehold improvements related to the consolidation of the Toronto, Canada offices into a new building in the second quarter of fiscal 2009 and a negative impact due to foreign exchange.

Basic (loss) earnings per share from continuing operations
As of January 31, 2010 and January, 31, 2009 we had 120 million Common shares outstanding. As a result of the change in the loss (income) from continuing operations described above, the basic loss per share from continuing operations in the first quarter of fiscal 2010 of $0.36 was significantly lower than the earnings per share from continuing operations of $0.03 in the first quarter of fiscal 2009.

MDS Nordion
Financial Highlights
		Three months ended January 31
	2010	% of net revenues	2009	% of net revenues
Revenues	$46	100%	$66	100%
Operating income	$3	7%	$15	23%
Gross margin	39%		50%

Revenues
Revenues in the first quarter of fiscal 2010 of $46 million were $20 million lower than in the comparative quarter of fiscal 2009. This was due to lower revenues from medical imaging driven by the NRU reactor shutdown, discussed earlier in the “Medical isotope supply disruption” section of this MD&A. In addition, we had higher revenue in the first quarter of fiscal 2009 due to competitor supply disruptions. This decrease was partially offset by the positive impact of foreign exchange growth in revenues for cobalt and certain radiotherapeutic products. Excluding the impact of foreign exchange, the first quarter of fiscal 2010 revenues were down 35% compared to the same quarter last year.

Revenues from medical imaging and radiotherapeutics in the first quarter of fiscal 2010 declined 50% compared to the comparative quarter of fiscal 2009 mainly due to the impact of the NRU reactor shutdown. We experienced growth in radiotherapeutics led by TheraSphere®, which grew by over 50%, based on revenues, as this cancer treatment continues to gain acceptance.

Revenue from sterilization technologies in the first quarter of fiscal 2010 was over 10% higher than in the same quarter in 2009 due to an increase in the supply of cobalt partially offset by lower revenues resulting from the sale of a production of irradiator in the first quarter of fiscal 2009.

Operating income
Operating income in the first quarter of fiscal 2010 of $3 million was $12 million lower than in the comparative quarter of fiscal 2009. This decrease was primarily due to lower medical imaging revenues driven by the NRU reactor shutdown and $6 million of incremental operating income recognized in the first quarter of fiscal 2009 due to competitor supply disruptions, additional restructuring charges, higher selling, general and administration (SG&A) and depreciation and amortization expenses. This decrease was partially offset by the favourable change in the fair value of embedded derivatives, and growth in revenues for cobalt and certain radiotherapeutic products.

SG&A expenses in the first quarter of fiscal 2010 of $10 million was $1 million higher than the comparative quarter in fiscal 2009 primarily due to the negative impact of foreign exchange partially offset by lower insurance expense due to the NRU reactor shutdown and delays in spending on certain marketing activities.

Research and development (R&D) expense as a percent of revenues was 2% for the first quarter of fiscal 2010 and 2009. Our R&D expense in the first quarter of fiscal 2010 primarily related to spending for the TheraSphere® clinical programs.

Depreciation and amortization expense in the first quarter of fiscal 2010 of $4 million was $1 million higher than the same quarter of fiscal 2009. This was primarily due to additional assets put into use in the first quarter of fiscal 2010 related to production of certain radiotherapeutic products, including our radiopharmaceutical production facility in Fleurus, Belgium, as well as the negative impact of foreign exchange.

In the first quarter of fiscal 2010, we recorded a restructuring charge of $2 million for the accelerated vesting of stock-based compensation awards in accordance with the Company’s change in control policy triggered by the closing of the sale of MDS Analytical Technologies.

The change in fair value of the embedded derivatives resulted in a gain of $2 million in the first quarter of fiscal 2010 compared with a $5 million loss in the comparative quarter of fiscal 2009 due to the strengthening of the Canadian dollar compared to the U.S. dollar. These cobalt supply contracts are denominated in U.S. dollars, which creates an embedded derivative as MDS Nordion’s Canadian operations have Canadian dollars as its functional currency. We mark-to-market any changes in the fair value of the embedded derivative and record these increases and decreases as gains and losses within operating income (loss). As the contracts have durations of up to 17 years and represent large purchase commitments, movements in the U.S. to Canadian dollar exchange drive significant unrealized gains or losses. As of January 31, 2010, we had $34 million of lower notional amounts of the embedded derivatives compared to the comparative quarter of fiscal 2009 due to the amendment of our long-term cobalt supply contract in the third quarter of fiscal 2009.

Corporate and Other
Financial Highlights

	Three months ended January 31
	2010	2009
Operating loss	$(46)	$(14)

Operating loss
Operating loss in the first quarter of fiscal 2010 of $46 million was substantially higher compared to the loss of $14 million in the comparative quarter of fiscal 2009 primarily due to higher restructuring charges, SG&A and depreciation and amortization expenses.

SG&A expenses in the first quarter of fiscal 2010 of $11 million were flat compared to the comparative quarter in fiscal 2009. The increase in professional fees related to the Offer and the unfavourable impact of foreign exchange recorded in SG&A for the first quarter of fiscal 2010 were partially offset by lower compensation costs from a smaller workforce in Toronto, Canada as this office continued to wind down. SG&A for the first quarter of fiscal 2010 also included costs related to transition services agreements (TSAs) being provided related to Phase II-IV and Central Labs sold in fiscal 2009. Costs related to these transitional services were offset by other income earned for these services, which was reported in other expenses, net.

Depreciation and amortization expense in the first quarter of fiscal 2010 was $1 million higher than the same quarter of fiscal 2009 primarily due to additional amortization of leasehold improvements related to the consolidation of the Toronto, Canada offices into a new building in the second quarter of fiscal 2009 and the negative impact of foreign exchange.

Restructuring charges for the first quarter of fiscal 2010 of $31 million were due to the planned shutdown of the office space and workforce reduction relating to our corporate office move from Toronto to Ottawa, Canada. Included in the charge was $3 million of future rent payments net of estimated sublease revenue related to the corporate office space in Toronto, Canada, $14 million of severance, $6 million of stock-based compensation awards, $5 million of a tax gross-up amount for certain executive officers subject to U.S. tax requirements, and $3 million of transaction incentive plan amounts all due to the strategic repositioning resulting in the sale of MDS Analytical Technologies triggering the Company’s change in control policy for certain executive and senior employees. We may also incur a variety of other costs as discussed further in the “Outlook” section of the MD&A.

Other expenses, net in the first quarter of fiscal 2010 of $1 million remained unchanged from the same quarter last year. The $1 million expense in the first quarter of fiscal 2010 was due to a foreign exchange loss on the revaluation of certain assets and liabilities of $3 million offset by an income of $2 million for TSAs from the sale of Phase II-IV and Central Labs. The income earned from the TSAs was offset by related costs, which were reported in SG&A. The $1 million expense in the first quarter of fiscal 2009 was due the write-down of an investment.

Divestitures and discontinued operations

			Three months ended January 31
	MDS Pharma Services(a)		MDS Analytical Technologies		Total
	2010	2009	2010	2009	2010	2009
Loss from discontinued operations, net of income taxes	$(79)	$-	$(21)	$(1)	$(100)	$(1)

(a)     MDS Pharma Services for the three months ended January 31, 2010 represents primarily the operations of Early Stage. For the three months ended January 31, 2009 MDS Pharma Services represents the operations of Early Stage, Phase II-IV and Central Labs.

Sale of Early Stage
On February 9, 2010, we announced that we had signed agreements with Ricerca and Sequence, which are interdependent and cross conditional on each other, to divest of the Early Stage business for $45 million including $20 million in cash, which based on preliminary working capital adjustments of $14 million, cash of $8 million, and indebtedness of $1 million, was reduced to $13 million of net cash proceeds, a $25 million note issued by Sequence and a 15% minority interest in Sequence, subject to certain closing adjustments including working capital. Due to continued deterioration of market conditions, the declining Early Stage customer base and the results of negotiations with interested parties, we recorded in the first quarter of fiscal 2010 an additional estimated after-tax loss on sale of $50 million, which included employee severance and transaction costs of $23 million and the recognition of an unrealized foreign currency translation gain of $43 million. The total after-tax loss on sale of Early Stage is estimated to be $63 million. While management believes that the estimated loss as of January 31, 2010 is its then best estimate and that its valuation methods are reasonable, the ultimate amount of this estimated loss may vary as purchase price adjustments are finalized. We expect to finalize the loss on sale during fiscal 2010.

The operating loss of $32 million for Early Stage in the first quarter of 2010 was primarily as a result of operating performance and a $12 million charge for the impairment of long-lived assets as we determined that certain retained property, plant, and equipment that was not part of the sale of Early Stage was impaired. In addition, we also recorded $5 million of insurance expenses in the first quarter of fiscal 2010 for the potential insurance deductible for lost profit associated with the litigation claims related to certain bioanalytical studies carried out at the Montreal, Canada facility.

Sale of MDS Analytical Technologies
On January 29, 2010, we completed the sale of MDS Analytical Technologies to Danaher Corporation for total consideration of $650 million. We received cash of $641 million, which included a $9 million reduction related to the preliminary closing adjustments for net working capital, cash and indebtedness amounts. We also recorded a further reduction in net proceeds of $15 million (resulting in $626 million net proceeds), transaction costs of $23 million and forgiveness of debt of $4 million. Total net assets disposed of are $598 million. We expect to finalize the gain (loss) on the sale during fiscal 2010 for post-closing adjustments.

Included in the results of MDS Analytical Technologies, a make-whole amount of $23 million was recorded in the first quarter of fiscal 2010 as we notified the holders of senior unsecured notes to fully redeem the outstanding senior unsecured notes three days following the completion of the sale of MDS Analytical Technologies.

Regulatory review of Montreal, Canada bioanalytical operations
Although the bioanalytical operations in Montreal, Canada are part of Early Stage, the FDA provision is reported in continuing operations as we are retaining this potential liability following the sale of that business.

In fiscal 2007, we established a $61 million FDA provision to address the U.S. FDA issues related to the bioanalytical operations in Montreal, Canada in which we may, where appropriate, reimburse clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators. Management regularly updates its analysis of this critical estimate based on all currently available information. As of January 31, 2010, we believe the remaining FDA provision of $18 million (October 31, 2009 - $19 million) is an appropriate amount to cover any agreements reached with clients for study audits, study reruns, and other related costs. While management believes that its estimates and valuation methods are reasonable and appropriate in the circumstances, the ultimate amount of the potential liability may vary significantly if other reasonably possible alternative assumptions were used. Included in this potential liability were amounts for two legal claims related to repeat study and mitigation costs. See “Litigation” section of this MD&A for details of the two legal claims.

Contractual obligations
As a result of the strategic repositioning, we may cancel or renegotiate certain contracts for outsourced services, including commitments related to the outsourcing of certain information technology (IT) infrastructure services. As a result of cancellations or renegotiations, we estimate that we may incur approximately $5 million of expense to extinguish or pay out these contracts. We have not terminated any material contracts to date and continue to work with the suppliers to negotiate what we believe are appropriate modifications or terminations of the contractual commitments for the business subsequent to the sale of MDS Analytical Technologies and Early Stage.

Indemnities and guarantees
In connection with the sale of MDS Analytical Technologies and Early Stage, the Company has agreed to indemnify the various buyers for actual future damage suffered by the buyers related to breaches, by MDS, of representations and warranties contained in the purchase agreements. In addition, MDS has retained certain existing and potential liabilities arising in connection with such operations related to periods prior to the closings. To mitigate MDS’s exposure to certain of these potential liabilities, the Company maintains errors and omissions and other insurance. MDS is not able to make a reasonable estimate of the maximum potential amount the Company could be required to pay under these indemnities. The Company has not made any significant payments under these types of indemnity obligations in the past.

Off-balance sheet arrangements
MDS does not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future affect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that is material to investors other than operating leases and derivative instruments.

Financial instruments
Derivative instruments
As of January 31, 2010, the Company held no derivatives designated as fair value, cash flow or net investment hedges.

The U.S. dollar denominated senior unsecured notes have been designated as a hedge of net investment in foreign operations to reduce foreign exchange fluctuations associated with certain of the foreign currency investments of the Company, the U.S. operations of MDS Analytical Technologies and MDS Pharma Services included in the discontinued operations. As the net investment hedge has been deemed to be effective, the U.S. dollar denominated senior unsecured notes have been measured at each reporting date to reflect changes in the spot rate since the previous measurement date and recorded in other comprehensive income. We did not record any ineffectiveness relating to this net investment hedge in the consolidated statements of operations for the first quarter of fiscal 2010 and 2009.

During the first quarter of fiscal 2010, the sale of MDS Analytical Technologies resulted in a reduction in the Company’s net investment in its self-sustaining U.S. operations and the termination of the net investment hedging relationship. This resulted in the recognition of an unrealized foreign exchange loss that was offset by the release of an unrealized foreign exchange gain relating to the net investment hedge, both accumulated in accumulated other comprehensive income in shareholders’ equity, with no impact in the consolidated statements of operations.

As of January 31, 2010, we have identified certain embedded derivatives relating to MDS Nordion, which have a notional amount of $88 million (October 31, 2009 - $83 million) with a fair value of an asset of $nil (October 31, 2009 - $nil) and a liability of $3 million (October 31, 2009 - $4 million). As of January 31, 2010, we had $34 million less in the notional amount of the embedded derivatives than in the same quarter in fiscal 2009 due to the amendment of a long-term cobalt supply contract in the third quarter of fiscal 2009.

During the first quarter of fiscal 2010, we recorded a gain of $2 million for the change in the fair value of the embedded derivatives compared to a $5 million loss recorded in the comparative quarter of fiscal 2009, which resulted from the strengthening of the Canadian dollar against the U.S. dollar.

We used short-term foreign currency forward exchange contracts to economically hedge the revaluations of the foreign currency balances which we did not designate as hedges for accounting purposes. As of January 31, 2010, the notional amount of these foreign currency forward exchange contracts was $5 million (October 31, 2009 - $15 million) with a fair value for the asset of $nil (October 31, 2009 - $nil) and liability of $nil (October 31, 2009 - $nil).

Fair value hierarchy
During the first quarter of fiscal 2010, the aggregate amount of assets and liabilities measured using significant unobservable inputs (Level 3 assets and liabilities) related only to the asset-backed commercial paper (ABCP). As of January 31, 2010 and October 31, 2009, the ABCP represented less than 1% of the aggregate amount total consolidated assets. Details of the Level 3 assets are included in Note 13 of the consolidated financial statements as of January 31, 2010.

Liquidity and capital resources
	January 31 2010	October 31 2009	Change
Cash, cash equivalents and restricted cash	$906	$314	189%
Current ratio(1)	2.6	2.9	(10%)
(1) Excludes total assets and total liabilities related to discontinued operations.

Cash, cash equivalents and restricted cash as of January 31, 2010 of $906 million was $592 million higher compared to $314 million on October 31, 2009 year end. The increase was primarily due to net cash proceeds of $641 million from the sale of MDS Analytical Technologies, partially offset by a $23 million repayment of the senior unsecured notes in December 2009. As discussed previously in this MD&A, subsequent to the quarter end, on February 3, 2010, the senior unsecured notes were repaid in full at a cost of $223 million, which included the principal amount of $199 million, accrued interest of $1 million and a $23 million make-whole amount.

As of January 31, 2010, restricted cash of $35 million (October 31, 2009 - $16 million) included $20 million of cash collateral for outstanding letters of credit, $10 million of cash proceeds related to the sale of Phase II-IV and $5 million for funds for insurance liabilities.

On January 29, 2010, MDS cancelled its C$500 million (US$468 million) revolving credit facility. There were no amounts drawn or outstanding as of this date.

The current ratio as of January 31, 2010 was 2.6 compared to 2.9 for October 31, 2009.  As of January 31, 2010, increase in the current liabilities due to the reclassification of the senior unsecured notes as current portion of the long-term debt and the increase in accrued liabilities only partially offset the increase in the current assets resulting from the cash proceeds from the sale of MDS Analytical Technologies.

Cash flows from operating, investing and financing activities, as reflected in the consolidated statements of cash flows, are summarized in the following table:

	January 31 2010	January 31 2009
Cash provided by continuing operating activities	$17	$13
Cash (used in) provided by continuing investing activities	$(21)	$7
Cash used in continuing financing activities	$(23)	$(6)
Cash provided by discontinued operations	$598	$22
Effect of foreign exchange rate changes on cash and cash equivalents	$2	$(4)
Net increase in cash and cash equivalents during the period	$573	$32

Continuing operating activities
Cash provided by operating activities for the first quarter of fiscal 2010 was $17 million compared to $13 million of cash provided in the comparative quarter in fiscal 2009.  In the first quarter of fiscal 2010, we experienced cash improvements in our net working capital primarily due to $67 million higher accounts payable and accrued liabilities partially offset by $53 million higher income tax recoverable and $13 million higher accounts receivable.

Continuing investing activities
Cash used in investing activities for the first quarter of fiscal 2010 was $21 million compared to $7 million of cash provided in the comparative quarter in fiscal 2009 primarily due to a $20 million increase in restricted cash that was partially offset by $1 million decrease associated with our self-insurance liabilities that was reclassified to cash. In the first quarter of fiscal 2009, $8 million of restricted cash associated with our self-insurance liabilities was reclassified to cash. Capital expenditures for the first quarter of fiscal 2010 were $2 million compared with $1 million in the comparative quarter of fiscal 2009.

Continuing financing activities
Cash used in financing activities for the first quarter of fiscal 2010 increased $17 million compared to the same quarter in fiscal 2009 due to the repayment of $23 million for the senior unsecured notes compared to $6 million repayment in fiscal 2009.

Impact of the strategic initiatives on future liquidity requirements
We have received net proceeds of $641 million to date for the sale of the MDS Analytical Technologies, which was included in the $871 million cash balance as of January 31, 2010. We received $13 million of sale proceeds of Early Stage on March 5, 2010, and we expect to receive an additional $13 million from the sale of Phase II-IV by the fourth quarter of fiscal 2010, which includes $10 million recorded in restricted cash, which will be released upon MDS meeting certain post closing obligations and assuming that there are no breach of representations and warranties under the sale agreement. We also benefited from $4 million in debt forgiveness on the consummation of the sale of MDS Analytical Technologies.

Subsequent to the completion of the sale of MDS Analytical Technologies, we repaid in full the outstanding senior unsecured notes at a cost of $223 million and announced our Offer to repurchase for cancellation up to between 40% and 46% of the Company’s Common shares for an aggregate purchase price of up to $450 million.

We believe that cash on hand, cash flows generated from operations, proceeds generated from the sale of Early Stage, coupled with new borrowings if needed, will be sufficient to meet the anticipated requirements for operations, capital expenditures, R&D expenditures, retained obligations from the sold businesses, contingent liabilities including FDA settlements, potential transaction and restructuring costs. The FDA liability and restructuring reserves are currently $18 million and $44 million, respectively. At this time, we do not anticipate any issues in collecting amounts owed to MDS in respect to the notes receivable from AECL.

Capitalization
	January 31 2010	October 31 2009	Change
Long-term debt	$243	$267	(9%)
Less: Cash, cash equivalents and restricted cash	(906)	(314)	189%
Net debt (cash)	(663)	(47)	1,311%
Shareholders’ equity	874	994	(12%)
Capital employed(1)	$211	$947	(78%)
(1) Capital employed is a measure of how much of the net assets are financed by debt and equity.

In December 2009, we repaid $23 million of the senior unsecured notes that matured and as previously discussed in the MD&A, with the completion of the sale of MDS Analytical Technologies, on February 3, 2010, we fully repaid the outstanding senior unsecured notes at a cost of $223 million, which included the principal amount of $199 million, accrued and unpaid interest of $1 million and a make-whole amount of $23 million. In addition, $4 million of debt was forgiven upon the completion of the sale of MDS Analytical Technologies.

As previously discussed in “Distribution to shareholders pursuant to a substantial issue bid” section of this MD&A, on February 19, 2010, we announced our intention to make an Offer to repurchase for cancellation up to between 40% and 46% of Common shares for an aggregate purchase price of up to $450 million.

Litigation
MDS is involved in an arbitration related to the MAPLE Facilities and an associated litigation with AECL and the Government of Canada. AECL and the Government of Canada unilaterally announced in fiscal 2008 their intention to discontinue the development work on the MAPLE Facilities. At the same time, AECL and the Government of Canada also publicly announced that they would continue to supply medical isotopes from the current NRU reactor, and would pursue a license extension of the NRU reactor operations past its current expiry date of October 31, 2011. On July 8, 2008, MDS served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under an agreement entered into with AECL in February 2006 (the 2006 Agreement) to complete the MAPLE Facilities and, in the alternative and in addition to such order, seeking significant monetary damages. In this lawsuit, MDS is claiming C$1.6 billion (US$1.5 billion) in damages from AECL and the Government of Canada. MDS’s current emphasis is on arbitration proceedings. Hearings for the arbitration have been scheduled beginning in the fourth quarter of fiscal 2010 and continue to the second quarter of fiscal 2011 and we expect a decision from the panel thereafter during 2011. In addition to the legal proceedings initiated by MDS against AECL and the Government of Canada, we are currently exploring supply alternatives to mitigate lack of supply from AECL, for both the long-term supply of reactor-based medical isotopes and isotopes produced by other modalities as previous discussed in the “Medical isotope supply disruption” section of this MD&A. MDS Nordion has also urged the Government of Canada and AECL to consult with international experts and obtain their assistance toward activating the MAPLE Facilities project.

On December 11, 2009, MDS was served with a Notice of Application (Notice) from PerkinElmer, Inc. (PerkinElmer) with whom MDS had, prior to the sale of MDS Analytical Technologies, a joint venture to develop, manufacture and sell inductively coupled plasma mass spectrometers. The Notice related to the sale of MDS Analytical Technologies to Danaher. On January 25, 2010, this action was dismissed.

During fiscal 2009, MDS was served with a Complaint related to repeat study costs and mitigation costs of $10 million and lost profits of $70 million. This action relates to certain bioequivalence studies carried out at the Montreal, Canada facility from January 1, 2000 to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. MDS has assessed this claim and amounts related to the direct costs associated with the repeat study costs have been provided for in the FDA provision. No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities. The Company has filed an Answer and intends to vigorously defend this action.

During fiscal 2009, MDS was served with a Statement of Claim related to repeat study and mitigation costs of $5 million and loss of profit of $28 million. This action relates to certain bioequivalence studies carried out at the Montreal, Canada facility from January 1, 2000 to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. MDS has assessed this claim and amounts related to the direct costs associated with the repeat study costs have been provided for in the FDA provision. No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities. The Company has filed a Statement of Defence and intends to vigorously defend this action.

Quarterly highlights
The following tables provide a summary of selected financial information for each of the eight most recently completed quarters.

	Trailing four quarters	January 31 2010	October 31 2009	July 31 2009	April 30 2009
Revenues from continuing operations	$211	$46	$51	$49	$65
Operating (loss) income from continuing operations	$(46)	$(43)	$(12)	$1	$8
(Loss) income from continuing operations	$(60)	$(43)	$(20)	$9	$(6)
Loss from discontinued operations, net of income taxes	$(220)	$(100)	$(38)	$(71)	$(11)
Net loss	$(280)	$(143)	$(58)	$(62)	$(17)
Basic and diluted (loss) earnings per share
- from continuing operations	$(0.50)	$(0.36)	$(0.16)	$0.08	$(0.06)
- from discontinued operations	$(1.83)	$(0.83)	$(0.32)	$(0.59)	$(0.09)
Basic and diluted loss per share	$(2.33)	$(1.19)	$(0.48)	$(0.51)	$(0.15)

	Trailing four quarters	January 31 2009	October 31 2008	July 31 2008	April 30 2008
Revenues from continuing operations	$302	$66	$84	$72	$80
Operating (loss) income from continuing operations	$(336)	$1	$(347)	$7	$3
(Loss) income from continuing operations	$(241)	$3	$(252)	$4	$4
(Loss) income from discontinued operations, net of income taxes	$(329)	$(1)	$(323)	$(14)	$9
Net (loss) income	$(570)	$2	$(575)	$(10)	$13
Basic and diluted (loss) earnings per share
- from continuing operations	$(2.00)	$0.03	$(2.09)	$0.03	$0.03
- from discontinued operations	$(2.72)	$(0.01)	$(2.68)	$(0.11)	$0.08
Basic and diluted (loss) earnings per share	$(4.72)	$0.02	$(4.77)	$(0.08)	$0.11

Items that impact the comparability of the operating (loss) income from continuing operations include:

•              Results for the quarter ended January 31, 2010 reflect the after-tax $23 million for restructuring charges.
•              Results for the quarter ended October 31, 2008 reflect the after-tax $246 million net write-off of the MAPLE Facilities project.

Outlook
With the completion of the sale of MDS Analytical Technologies on January 29, 2010 and Early Stage on March 5, 2010, MDS has completed its strategic repositioning and will now focus on MDS Nordion.

We are now in the process of completing the transition services associated with all of our divestitures and have begun to reduce the size of our corporate staff to better align with the business going forward. Upon the completion of the restructuring of the corporate functions and certain transition activities, we expect MDS will generate positive cash flows with or without the contribution generated from the NRU reactor supplied product.

In fiscal 2010, we expect our corporate costs to increase due to transition costs. We expect to provide transition services, including separation of IT systems, financial reporting, and provision for services such as payroll, accounts receivable and payable, on an interim basis to each buyer of a business we have sold. While we expect to receive revenue for providing these services, the revenue may not exceed the cost. In addition, we expect to incur costs related to items such as recruiting and cross training of corporate staff in Ottawa, incremental director and officer insurance to reduce future liability and costs, reorganizing entities and records retention. Following the completion of these activities, including transition services, and the associated restructuring related to the wind down of the Toronto corporate office, we would expect our total quarterly corporate SG&A to be approximately $5 million, of which approximately $2 million would be included in the Nordion segment consistent with current allocations, and approximately $3 million would be reported in Corporate and Other.

As discussed earlier in the “Medical isotope supply disruption” section of this MD&A, AECL has announced that its NRU reactor is expected to return to service at the earliest during the second half of May 2010 due to the complexity of the repair process. The NRU reactor supplies substantially all of MDS Nordion’s reactor-based medical isotopes and, as a result of this shutdown, we previously announced that Nordion’s operating income would be reduced by approximately $4 million for every month the reactor is out of service. To date, we have not been able to obtain an alternate short-term supply of the primary medical isotope Mo99.

In fiscal 2010, if the NRU reactor returns to service, we expect the revenue and profitability from NRU reactor supplied medical isotopes may not fully return to previous levels due to the negative impact of any alternate sources of medical isotopes that the customers have secured during the period that the NRU reactor was out of service and the impact of alternate procedures and methods used to increase the utilization of medical isotopes. These may be partially, or completely, offset by the impact of the shutdown of a major European reactor which occurred in February 2010, which may disrupt isotope supply for competitors.

In addition to pursuing the arbitration proceeding to compel AECL to complete the MAPLE reactors, we continue to explore other long-term alternatives for medical isotope supply.  While we continue our collaborations with TRIUMF, we have concluded our assessment of the Karpov Institute of Physical Chemistry and we are no longer continuing to pursue this source as a long-term alternative for Mo99. We continue to identify and assess additional alternatives for long-term isotope supply. MDS Nordion expects to continue to fund the costs related to its ongoing arbitration proceedings with AECL and its legal proceedings against the Government of Canada and AECL as described earlier in “Litigation” section of the MD&A.

In fiscal 2010, MDS Nordion expects the supply of cobalt will increase compared with fiscal 2009 and that revenue associated with this product will also increase, however, the amount shipped in each quarter is expected to continue to fluctuate based on the timing of cobalt receipts from the suppliers.

At the end of the quarter, we reported $61 million of deferred tax assets comprised of operating losses, R&D tax credits and other tax carryovers arising from our Canadian operations.  These tax assets are available to reduce cash income taxes in the future.  The recognition of these assets is based on our earnings outlook and our view that we can utilize these tax assets in the foreseeable future.  Should the NRU reactor not return to service as planned, and our future earnings are adversely impacted, our ability to utilize these assets over a reasonable period will be at risk.  If those future profitability expectations significantly decline, we will be required to write-off some portion, if not all, of these deferred tax assets.

Impact of divestitures, use of sale proceeds and available cash
During the first fiscal quarter of 2010, we received net proceeds of $641 million from the sale of the MDS Analytical Technologies, which is included in the $871 million cash balance as of January 31, 2010. In addition, we also benefited from $4 million of debt forgiveness on the completion of the sale of MDS Analytical Technologies. Net of amounts we expect to receive related to the dissolution of our joint ventures, we currently expect to pay approximately $8 million in post close adjustments associated with the sale of MDS Analytical Technologies.

On March 5, 2010, upon the completion of the sale of Early Stage we received $13 million in proceeds based on preliminary closing adjustments for working capital and other items.

We expect to receive an additional $13 million from the sale of the Phase II-IV business by the fourth quarter of fiscal 2010, $10 million of which is recorded in restricted cash, upon MDS meeting certain post closing obligations and assuming that there are no breach of representations and warranties under the sale agreement. In addition, in February 2010, we paid $4 million post close adjustments related to the sale of the Phase II-IV business and expect to receive approximately $13 million of net post close adjustments, which is recorded in accounts receivable, on the Central Labs sales in fiscal 2010.

We continue to negotiate additional facilities relating to our letters of credit, and pursue opportunities to monetize certain assets including monitoring the developing trading market for ABCP, as we assess opportunities to divest of our $11 million position in ABCP.

Cash retained for the ongoing operations
On completion of the $450 million substantial issuer bid, we expect to initially hold a cash balance in the range of $95 million to $115 million to support the ongoing operations and obligations, including rent for our corporate and the MDS Pharma Services retained facilities and the wind down cost associated with the Montreal, Canada facility. Beyond the estimated cash balance of between $95 million to $115 million, we intend to hold additional cash to fund any unpaid transaction and restructuring costs described below.

Transaction and restructuring
Related to the Company’s strategic repositioning, the following highlights the costs incurred and payments we expect to make.

Financial advisory services fees
As a result of the sale of MDS Analytical Technologies and Early Stage, MDS will incur fees in connection with financial advisory services provided by investment bankers to the Company. In agreement with the investment bankers, if two of the Company’s business units are sold, a fee is payable based on the market capitalization of the remaining business, which is determined by the first sixty days average closing market price of the Common shares following the completion of the sale of MDS Analytical Technologies and MDS Pharma Services. Assuming an average share price of $8.25 per Common share, the Company estimates approximately $6 million of financial advisory services fees will be incurred in the second quarter of fiscal 2010 due to the completion of the strategic repositioning transactions. In addition, $9 million of fees related to the MDS Analytical Technologies transaction are unpaid. We also have approximately $7 million of unpaid legal, accounting and other advisory fees. In aggregate, approximately $22 million of fees remain unpaid of which $16 million was recorded in the first quarter of fiscal 2010.

Transaction incentive plan
The Company implemented a transaction incentive plan (Incentive Plan) on May 20, 2009, which is designed to motivate and retain certain executives to assist in the evaluation and implementation of strategic alternatives available to MDS. The Incentive Plan established an incentive pool based on a percentage of the enterprise value of the Company. Based on a share price of $8.25 per Common share, the ultimate payment under the Incentive Plan is estimated to be $10 million of which $3 million was accrued in the first quarter of fiscal 2010. No amounts had been paid as of January 31, 2010.

Contract cancellation charges
Subsequent to the sale of MDS Analytical Technologies and Early Stage, the Company will retain certain contracts that contain minimum purchase or fixed price commitments that may not be economical for the remaining business. The Company expects to incur up to $5 million of expense to restructure or pay out these contracts in fiscal 2010.

Severance
The Company expects to pay out a total of approximately $47 million, which includes $31 million of severance, benefits and U.S. tax gross-up amounts related to the closure of the Toronto office and $16 million in severance associated with the Early Stage business. As of January 31, 2010, $45 million had been accrued.

Stock-based compensation
$14 million related to accelerated vesting of stock-based compensation awards was paid during the second quarter of fiscal 2010.  As of January 31, 2010, the $14 million was fully accrued.

Retained liabilities related to Early Stage
Subsequent to the sale of Early Stage, MDS has retained litigation claims and other costs associated with the U.S. FDA’s review of the Company’s bioanalytical operations and certain other contingent liabilities in Montreal, Canada. MDS has also retained certain liabilities related to preclosing matters, the employees in the U.S., including a defined benefit pension plan for U.S. employees, and lease obligations for the Montreal facility, and two office locations in King of Prussia and Bothell, Washington. The cost of future lease payments offset by expected sublease revenue, where applicable, is estimated at $11 million. Under certain circumstances, MDS may be required to assume additional liabilities that could result in future cash payments.

Corporate property, plant, and equipment
As of January 31, 2010, we have $24 million of property, plant, and equipment consisting of $21 million of IT related assets and $3 million of leasehold improvements. We are currently undergoing an evaluation of these assets as we transition corporate functions to our new headquarters in Ottawa, Canada and continues to provide our services under TSAs with buyers of divested businesses. Such evaluation may result in accelerated depreciation of assets and/or an impairment of assets in fiscal 2010.

Accounting and Control Matters

Recent accounting pronouncements
United States
In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements” (ASU 2010-06).  ASU 2010-06 provides amendments that clarify existing disclosures and require new disclosures related to fair value measurements, particularly to provide greater disaggregated information on each class of assets and liabilities and further disclosures on transfers between levels 1 and 2 and activity in level 3 fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in level 3 fair value measurements, are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. We plan to adopt ASU 2010-06 on November 1, 2010 and it is not expected to have a significant impact on the Company's consolidated financial statements.

In December 2009, FASB issued ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (formerly, SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”) (ASU 2009-17) to improve financial reporting by enterprises involved with variable interest entities. ASU 2009-17 shall be effective as of the beginning of each entity’s first annual reporting period that begins after November 15, 2009 and earlier application is not allowed. We will adopt ASU 2009-17 on November 1, 2010, and it is not expected to have a material impact on the Company's consolidated financial statements.

International Financial Reporting Standards
We have been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in the U.S. and in Canada with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS).  We currently expect to adopt IFRS as our primary reporting standard when the U.S. Securities and Exchange Commission requires domestic registrants in the U.S. to transition to IFRS.

Internal controls over financial reporting
As a result of our internal controls review during the preparation of our 2009 annual consolidated financial statements, management concluded that effective internal control over financial reporting was not maintained. Management determined that the Company’s strategic repositioning plan and its associated technical complexities and volume of work created a combination of deficiencies, which in the aggregate were deemed a material weakness and that the Company’s internal control over financial reporting was not effective as of October 31, 2009. Specifically, the design of an integrated system of controls over the accounting and reporting for discontinued operations, including incomes taxes, was not adequate. In addition, the technical complexity and volume of work associated with the strategic repositioning plan placed substantial demands on the Company’s tax resources, which in turn diminished the operating effectiveness of our internal controls for both routine and non-routine income tax accounting and reporting.

Although we believe that the reported material weakness is narrow in scope, management implemented several measures in the first quarter of fiscal 2010 designed to assist in the remediation of these identified control deficiencies. These measures include further strengthening of the design of internal controls over complex and non-routine transactions, as well as a more cross-functional approach, and the augmentation of technical accounting and tax resources with additional external support. We implemented these measures prior to the preparation of these unaudited interim consolidated financial statements for the quarter ended January 31, 2010 and we intend to continue our efforts to strengthen and enhance our disclosure controls and procedures and internal control over the area of deficiency on an ongoing basis and related controls will be tested and assessed in fiscal 2010.

Disclosure controls and procedures
Management of MDS, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators. Based on that evaluation, management of MDS, including the Chief Executive Officer and Chief Financial Officer, has concluded that as a result of the material weakness described above in “Internal controls over financial reporting”, the disclosure controls and procedures are not effective as of January 31, 2010.